SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             _____________________


                                   FORM 11-K

                                 ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                             _____________________


                              X   ANNUAL REPORT PURSUANT  TO SECTION 15(d)  OF
            THE SECURITIES
                EXCHANGE ACT OF 1934.

                For the fiscal year ended December 31, 1994

                                      OR

                                  TRANSITION REPORT PURSUANT TO  SECTION 15(d)
            OF THE
                SECURITIES EXCHANGE ACT OF 1934.

                For the transition period from _______ to ______


                         Commission file number 1-7981



                            Full title of the Plan:

             AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN



        Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         AMERICAN GENERAL CORPORATION
                              2929 Allen Parkway
                             Houston, Texas  77019

AMERICAN GENERAL EMPLOYEES'
THRIFT AND INCENTIVE PLAN



DECEMBER 31, 1994



Audited Financial Statements

   Report of Independent Auditors .........................................  1
   Statement of Net Assets Available for Benefits .........................  2
   Statement of Changes in Net Assets Available for Benefits ..............  4
   Notes to Financial Statements ..........................................  6

Schedules

   Assets Held for Investment ............................................. 11
   Reportable Transactions ................................................ 12

Signature Page ............................................................ 13

Appendix:  Consent of Independent Auditors ................................ 15

                                       Report of Independent Auditors


Administrative Board
American General Employees' Thrift and Incentive Plan

We have audited the accompanying statements of net assets available for benefits of the American General Employees' Thrift and Incentive Plan (the
Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We  conducted  our  audits  in  accordance  with generally  accepted  auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note A to the financial statements, in 1994 the Plan changed its method of reporting benefit and forfeiture expense to reflect these amounts at market value rather than cost.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The specific fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and specific fund information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                             ERNST & YOUNG LLP

Houston, Texas
May 19, 1995

       AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1994

In thousands, except share amounts
                                                                                                    Non-
                                                                                                Participant
                                                                Participant Directed              Directed
                                                                             Asset      Equity
                                                      Stock       Cash    Allocation    Index      Stock
                                                      Fund        Fund       Fund        Fund      Fund         Total
Assets
  Investments
    American General Corporation common
      stock (4,009,624 shares) ...................   $37,777     $  -        $ -        $ -       $75,495     $113,272
    American General Life Insurance Company
      deposit administration group annuity
      contract ...................................      -         46,524       -          -          -          46,524
    American General Series Portfolio Company -
      Timed Opportunity Fund (488,202 shares) ....      -           -         5,023       -          -           5,023
    American General Series Portfolio Company -
      Stock Index Fund (268,277 shares) ..........      -           -          -         3,879       -           3,879
    Short-term investments .......................        61           6          2         10        117          196
      Total investments ..........................    37,838      46,530      5,025      3,889     75,612      168,894
  Receivables
    Interfund transfers ..........................        89          34          6         52       -             181
    Contributions ................................        27          62         25          9         64          187
    Other ........................................         6           1       -          -            11           18
      Total assets ...............................    37,960      46,627      5,056      3,950     75,687      169,280

Liabilities
  Payables
    Participating companies from forfeitures .....      -           -          -          -            62           62
    Excess contribution refunds ..................        25          20          9          6        528          588
    Excess contribution forfeitures ..............      -           -          -          -            53           53
    Purchase of securities .......................        58        -          -          -           112          170
    Interfund transfers ..........................        36         138          6          1       -             181
    Other ........................................         1           5          1       -             3           10
      Total liabilities ..........................       120         163         16          7        758        1,064


                                                          - 3 -

Net assets available for benefits ................   $37,840     $46,464     $5,040     $3,943    $74,929     $168,216
The accompanying notes are an integral part of these financial statements.









































                                                          - 4 -

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1993

In thousands, except share amounts
                                                                                                    Non-
                                                                                                Participant
                                                                Participant Directed              Directed
                                                                              Asset     Equity
                                                      Stock       Cash     Allocation   Index      Stock
                                                      Fund        Fund        Fund       Fund      Fund         Total
Assets
  Investments
    American General Corporation common
      stock (3,768,898 shares) ...................   $35,818     $  -        $ -        $ -       $72,067     $107,885
    American General Life Insurance Company
      deposit administration group annuity
      contract ...................................      -         40,091       -          -          -          40,091
    American General Series Portfolio Company -
      Timed Opportunity Fund (406,998 shares) ....      -           -         4,579       -          -           4,579
    American General Series Portfolio Company -
      Stock Index Fund (173,198 shares) ..........      -           -          -         2,556       -           2,556
    Short-term investments .......................       124          63         11          5        253          456
      Total investments ..........................    35,942      40,154      4,590      2,561     72,320      155,567
  Receivables
    Interfund transfers ..........................        61          17          1          2       -              81
    Other ........................................         1           4       -             1          1            7
      Total assets ...............................    36,004      40,175      4,591      2,564     72,321      155,655

Liabilities
  Payables
    Participating companies from forfeitures .....      -            -         -          -           180          180
    Excess contribution refunds ..................         4          18          2          1        396          421
    Excess contribution forfeitures ..............      -            -         -          -            39           39
    Purchase of securities .......................        96         -         -          -           194          290
    Interfund transfers ..........................        16          48          3         14       -              81
    Other ........................................         1           1       -          -          -               2
      Total liabilities ..........................       117          67          5         15        809        1,013

Net assets available for benefits ................   $35,887     $40,108     $4,586     $2,549    $71,512     $154,642


                                                          - 5 -

The accompanying notes are an integral part of these financial statements.










































                                                          - 6 -

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1994

In thousands, except share amounts

                                                                                                       Non-
                                                                                                   Participant
                                                                   Participant Directed              Directed
                                                                                Asset      Equity
                                                         Stock       Cash    Allocation    Index      Stock
                                                         Fund        Fund       Fund        Fund      Fund       Total
Additions to net assets
  Investment income
    Dividends ....................................      $ 1,450    $  -        $  369     $   90    $ 3,026    $  4,935
    Interest .....................................            6      3,038          1          1         12       3,058
    Net depreciation in fair value of investments.         (548)      -          (428)       (61)      (762)     (1,799)
      Total investment income (loss) .............          908      3,038        (58)        30      2,276       6,194
  Contributions
    Companies' ...................................         -          -          -          -         7,037       7,037
    Participants' ................................        3,622      6,779      1,231      1,279       -         12,911
      Total contributions ........................        3,622      6,779      1,231      1,279      7,037      19,948
        Total additions ..........................        4,530      9,817      1,173      1,309      9,313      26,142

Deductions from net assets
  Benefits
    American General Corporation common stock
      (299,579 shares) ...........................        2,895       -          -          -         5,456       8,351
    Cash .........................................           20      2,996        484        277         36       3,813
  Forfeitures ....................................         -          -          -          -           404         404
        Total deductions .........................        2,915      2,996        484        277      5,896      12,568

Interfund transfers ..............................          338       (465)      (235)       362       -           -

        Net increase .............................        1,953      6,356        454      1,394      3,417      13,574

Net assets available for benefits
        Beginning of year ........................       35,887     40,108      4,586      2,549     71,512     154,642
        End of year ..............................      $37,840    $46,464     $5,040     $3,943    $74,929    $168,216

The accompanying notes are an integral part of these financial statements.

                                                          - 7 -

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1993

In thousands, except share amounts

                                                                                                       Non-
                                                                                                   Participant
                                                                   Participant Directed              Directed
                                                                                Asset     Equity
                                                         Stock      Cash     Allocation   Index       Stock
                                                         Fund       Fund        Fund       Fund       Fund        Total
Additions to net assets
  Investment income
    Dividends ....................................      $ 1,292    $  -       $   218     $   64   $ 2,728     $  4,302
    Interest .....................................            6      2,651          1          1        14        2,673
    Net appreciation in fair value of investments.           33       -           142        116        68          359
      Total investment income ....................        1,331      2,651        361        181     2,810        7,334
  Contributions
    Companies' ...................................         -          -          -          -        6,986        6,986
    Participants' ................................        3,365      7,167      1,203      1,011      -          12,746
      Total contributions ........................        3,365      7,167      1,203      1,011     6,986       19,732
        Total additions ..........................        4,696      9,818      1,564      1,192     9,796       27,066

Deductions from net assets
  Benefits
    American General Corporation common stock
      (268,496 shares) ...........................        2,853       -          -          -        5,538        8,391
    Cash .........................................           17      2,361        308         49        32        2,767
  Forfeitures ....................................         -          -          -          -        1,339        1,339
  Other ..........................................           (6)      -          -          -         -              (6)
        Total deductions .........................        2,864      2,361        308         49     6,909       12,491

Interfund transfers ..............................          238       (187)      (286)       235      -            -

        Net increase .............................        2,070      7,270        970      1,378     2,887       14,575

Net assets available for benefits
        Beginning of year ........................       33,817     32,838      3,616      1,171    68,625      140,067
        End of year ..............................      $35,887    $40,108     $4,586     $2,549   $71,512     $154,642

The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES'
THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The American General Employees' Thrift and Incentive Plan (the Plan) financial statements are prepared in conformity with generally accepted accounting principles.

Investments in American General Corporation (American General) common stock are reported at fair value based on published market prices. Fair values of other investments not having an established market are reported as follows:
1) investment in  American General  Life Insurance  Company (American  General
Life) deposit administration group annuity contract, at contract value which represents contributions under the contract, plus interest at the contract rate, less funds used to pay benefits; 2) investments in the American General Series Portfolio Company (AGSPC) Timed Opportunity and Stock Index Funds, at net asset value; and 3) short-term investments, at cost which approximates fair value. AGSPC is an open-end management investment company (mutual fund) whose investment adviser is The Variable Annuity Life Insurance Company (VALIC). VALIC and American General Life are wholly-owned subsidiaries of American General.

Purchases and sales of securities are recorded on a trade-date basis. The cost of securities sold on the open market is determined using the average cost method. Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Contributions are recorded as income on the date that they become payable to the Plan.

Interfund  transfers  are  recorded   at  the  market  value  of   the  amount
transferred.

Beginning in 1994, benefits paid to participants and related forfeitures are recorded upon distribution at the market value of the assets distributed or forfeited. Prior to this, benefits paid and related forfeitures were recorded at cost. This change was made to conform the Plan's accounting procedures with the predominant industry practice of recording benefits paid and related forfeitures at market value. The 1993 amounts have been restated to reflect this change in accounting principle which had no effect on net assets available for benefits.

In September 1994, the American Institute of Certified Public Accountants issued SOP 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined - Contribution Pension Plans," which requires that fully benefit-responsive investment contracts (ones that allow participants to withdraw or transfer funds at any time without conditions, limits, or restrictions) be reported at contract value. The statement also requires additional disclosures related to investment yield, crediting interest rates, and fair value of such contracts. The Plan must adopt this statement no later than the 1996 plan year. Adoption of this statement will result in additional footnote disclosures but will not have an effect on the Plan's net assets available for benefits.

Certain prior year amounts have been reclassified to conform with the current year presentation.

AMERICAN GENERAL EMPLOYEES'
THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, which is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan offered to eligible employees of American General and certain of its subsidiaries (the Companies). Salaried employees are eligible to participate in the Plan upon completion of one year of service or upon attainment of age thirty-five. Non-salaried employees who have completed one thousand hours of service in one service year and have attained age twenty-one are eligible to participate in the Plan. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

The cost of administering the Plan is paid by the Companies.

The Plan's investments are held in a bank-administered trust fund.

Investment Options

Participants may direct their employee contributions in one of four funds or a combination of two funds. These funds, designated on the financial statements as participant directed, invest in: 1) shares of American General common stock (Stock Fund); 2) a deposit administration group annuity contract issued by American General Life (Cash Fund); 3) shares of the AGSPC Timed Opportunity Fund (Asset Allocation Fund); or 4) shares of the AGSPC Stock Index Fund (Equity Index Fund). The Companies' contributions are invested solely in the non-participant directed portion of the Stock Fund.

Amounts which have not yet been used to purchase investments in either common stock, the deposit administration contract, the AGSPC Timed Opportunity Fund, or the AGSPC Stock Index Fund are temporarily invested in short-term invest-ments. Income from these short-term investments is allocated to Plan partici-pants based on current contributions.

Contributions

Employees who elect to participate may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay and an additional amount ranging from one to ten percent of base pay, subject to the contribution limitations discussed below. The Companies contribute an amount ranging from 50 percent to 100 percent of the employee's basic contribution as determined annually by the Personnel Committee of the American General Board of Direc-tors.

AMERICAN GENERAL EMPLOYEES'
THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN--Continued

Participants may change their contribution rate and investment election for future contributions, as well as transfer all or part of their employee account balances among funds, no more than once each month. All changes except transfers are effective on the first day of the first pay period of each month. Transfers are effective on the last business day of the month the request is received.

Contribution Limitations

For 1994 and 1995, the total amount of participant pretax contributions is limited to $9,240. Additionally, the total amount of annual participant and company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $30,000. During 1994 and 1995, the total amount of base pay that can be used in determining contributions under the Plan is $150,000.

ERISA and the IRC provide that plans, such as the American General Employees' Thrift and Incentive Plan, cannot discriminate in favor of highly compensated individuals. Certain highly compensated individuals will be required to receive refunds of any contributions in excess of the IRC Sections 401(k) and
(m) limits and all earnings attributable to such contributions. Highly compensated individuals are not allowed to make additional contributions if such contributions will adversely affect the Plan's nondiscrimination test under Sections 401(k) and (m).

Amounts in excess of the limits discussed above are designated on the state-ment of net assets as "Payables - Excess contribution refunds" and were refunded within 2-1/2 months of the Plan's year end. "Payables - Excess contribution forfeitures" represent the nonvested excess contributions of the Companies and are available to reduce future company contributions.

Participant Accounts

Each participant's account is credited with the participant's and Companies' contributions and an allocation of Plan earnings. Allocations of Plan earnings are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the partici-pant's vested account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. Participants obtain a vested interest in the Companies' contribu-tions and the earnings thereon at the rate of two percent per month of plan participation after one year of service. In addition, participants will become 100 percent vested in the Companies' contributions upon their retirement, attainment of age 65, total disability, or death.

AMERICAN GENERAL EMPLOYEES'
THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN--Continued

Payment of Benefits

Upon termination of service, and if consented to by the participant (required only if the total value, both vested and nonvested, of the account exceeds $3,500 and the participant is under age 65), a participant will receive a distribution equal to the vested value of his or her account. A minimum distribution must be made after a participant reaches age 70-1/2, regardless of whether service has been terminated.

Forfeitures

Participants terminating employment forfeit their nonvested interest in the Companies' contributions on the earlier of (1) the distribution of the entire nonforfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce the Companies' future contributions. Participants who terminate and are reemployed with a participating company before incurring five consecutive one-year breaks in service are entitled to their nonvested or forfeited amounts, subject to certain provisions as stated in the Plan.

Plan Members

At December 31, 1994, 6,251 participants were actively contributing to the Plan.


NOTE C--PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE D--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits processed and approved for payment, but not paid as of December 31, are recorded on Form 5500 but not in the financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

  In thousands
                                                             December 31,
                                                          1994          1993
  Net assets available for benefits
    per the financial statements .....................  $168,216     $154,642
  Benefits payable to withdrawing participants .......      (322)        (367)
    Net assets available for benefits per the
      Form 5500 ......................................  $167,894     $154,275

AMERICAN GENERAL EMPLOYEES'
THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE D--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500--Continued

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

  In thousands

                                                                 Year Ended
                                                            December 31, 1994
  Benefits paid to participants per the
    financial statements
      American General Corporation common stock ......          $ 8,351
      Cash ...........................................            3,813
        Total benefits paid to participants per the
          financial statements .......................           12,164
  Benefits payable to withdrawing participants at
    December 31, 1994 ................................              322
  Benefits payable to withdrawing participants
    at December 31, 1993 .............................             (367)
        Benefits paid to participants per Form 5500 ..          $12,119


NOTE E--FEDERAL INCOME TAXES

On September 6, 1991, the Internal Revenue Service (IRS) issued a favorable determination that the Plan, as restated and amended effective November 14, 1990, is qualified under Section 401(a) of the IRC and, therefore, exempt under Section 501(a) from federal income taxes. American General has request-ed a favorable determination that the Plan, as subsequently restated and amended, continues to be qualified. Management believes a favorable determi-nation letter will be received.

AMERICAN GENERAL EMPLOYEES'
THRIFT AND INCENTIVE PLAN

ASSETS HELD FOR INVESTMENT

AT DECEMBER 31, 1994


In thousands, except share amounts

                                                                      Fair
        Issuer                      Description            Cost       Value

American General             4,009,624 shares of         $ 86,068   $113,272
  Corporation                  common stock

American General Life        Deposit administration        46,524     46,524
  Insurance Company            group annuity contract;
                               guaranteed rate of 6.35%
                               through April 1, 1995
                               and 6.60% through
                               March 31, 1996

American General Series      488,202 shares of AGSPC        4,877      5,023
  Portfolio Company            Timed Opportunity Fund

American General Series      268,277 shares of AGSPC        3,817      3,879
  Portfolio Company            Stock Index Fund

State Street Bank            Short-term investments
  & Trust Company              in money-market fund           196        196
                                                         $141,482   $168,894

AMERICAN GENERAL EMPLOYEES'
THRIFT AND INCENTIVE PLAN

REPORTABLE TRANSACTIONS (A)

FOR THE YEAR ENDED DECEMBER 31, 1994


In thousands, except share amounts

                                                                   Amount of
 Party Involved                       Description                 Transaction

State Street Bank        Purchases of short-term investments in     $21,418
  & Trust Company          320 transactions

State Street Bank        Sale of short-term investments in 308       21,678
  & Trust Company          transactions

(B)                      361,753 shares of American General          10,073
                           Corporation common stock purchased
                           in 40 transactions

(B)                      199,742 shares of American General           5,556
                           Corporation common stock repurchased
                           from various individuals who withdrew
                           from or terminated participation in
                           the Plan in 62 transactions

(B)                      14,848 shares of American General              416
                           Corporation common stock sold in 3
                           transactions at a gain of $107

(B)                      99,837 shares of American General            2,795
                           Corporation common stock distributed
                           to various individuals who withdrew
                           from or terminated participation in
                           the Plan in 24 transactions at a
                           gain of $1,178


(A) Reportable transactions are transactions or series of transactions in excess of five percent of the current value of Plan assets at the beginning of the year and are defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations.

(B)  Parties  involved are not  presented, as permitted  by Section 2520.103-6
     (d)(1)(i) of the Department of Labor's Rules and Regulations.











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                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the American General Employees' Thrift and Incentive Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                                   AMERICAN GENERAL EMPLOYEES'
                                                   THRIFT AND INCENTIVE PLAN





June 28, 1995                                      AUSTIN P. YOUNG
                                                   Austin P. Young, Member of
                                                   the Administrative Board

                                   Appendix

                        Consent of Independent Auditors




We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-39200) pertaining to the American General Employees' Thrift and Incentive Plan of our report dated May 19, 1995, with respect to the financial statements and schedules of the American General Employees' Thrift and Incentive Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1994.



                                                             ERNST & YOUNG LLP




June 26, 1995
































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